Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-204908
333-204908-06

PROSPECTUS ADDENDUM (to Product Supplement dated November 14, 2014, Amendment No. 3, dated April 17, 2015 to Pricing Supplement dated November 12, 2013 and Prospectus dated December 27, 2017)
UBS AG UBS SWITZERLAND AG ETRACS Monthly Pay 2xLeveraged Diversified High Income ETN due November 12, 2043

This prospectus addendum relates to the series of outstanding Exchange Traded Access Securities entitled “ETRACS Monthly Pay 2xLeveraged Diversified High Income ETN due November 12, 2043” (the “Securities”), which was previously issued by UBS AG and is part of a series of debt securities entitled “Medium Term Notes, Series A”. The Securities were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your Securities, UBS AG prepared a pricing supplement (as amended or supplemented from time to time), referred to as the “original pricing supplement”, relating to the Securities. UBS AG also prepared a product supplement (as amended from time to time), referred to as the “product supplement”, dated as of November 14, 2014, which supplements and forms part of the original pricing supplement. The original pricing supplement, which is Amendment No. 3, dated April 17, 2015, to the pricing supplement dated November 12, 2013, and the product supplement were attached to a “base” prospectus dated November 14, 2014, which has been replaced from time to time by a new “base” prospectus, most recently a “base” prospectus dated April 29, 2016. This prospectus addendum and the original pricing supplement and product supplement will be used by UBS AG in connection with the continuous offering of the Securities.

UBS AG has prepared a new “base” prospectus dated December 27, 2017. This new base prospectus replaces the base prospectus dated April 29, 2016. Because, except as provided herein, the terms of your Securities otherwise have remained the same, UBS AG is continuing to use the original pricing supplement and product supplement. As a result, you should read the original pricing supplement and product supplement for your Securities, which give the specific terms of your Securities, together with the new base prospectus dated December 27, 2017. When you read these documents, please note that all references in the original pricing supplement and product supplement to the base prospectus dated November 14, 2014, or to any sections of the applicable base prospectus, should refer instead to the new base prospectus dated December 27, 2017, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website links in the original pricing supplement and product supplement to the base prospectus dated November 14, 2014, you should use the following website link to access the new base prospectus dated December 27, 2017:

https://www.sec.gov/Archives/edgar/data/1114446/000119312517380083/d486061d424b3.htm

Please also disregard the table of contents for the base prospectus dated November 14, 2014 that is provided in the original pricing supplement and product supplement. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

Supplemental Risk Factor Disclosure

Differences between the Securities and Bank Deposits

An investment in the Securities may give rise to higher yields than a bank deposit placed with UBS or with any other investment firm in the UBS Group (a “UBS Bank Deposit”). However, an investment in the Securities carries risks which are very different from the risk profile of a UBS Bank Deposit. The Securities are expected to have greater liquidity than a UBS Bank Deposit since UBS Bank Deposits are generally not transferable. However, the Securities may have no established trading market when issued, and one may never develop. Investments in the Securities do not benefit from any protection provided pursuant to Directive 2014/49/EU of the European Parliament and of the Council of the European Union on deposit guarantee schemes or any national implementing measures implementing this Directive in any jurisdiction. Therefore, if we become insolvent or default on our obligations, investors investing in such Securities in a worst case scenario could lose their entire investment. Further, if UBS experiences financial difficulties, the Swiss Financial Market Supervisory Authority has the power to open resolution or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and holders of the Securities may be subject to write-down or conversion into equity on any application of the general bail-in tool and non-viability loss absorption, which may result in such holders losing some or all of their investment.

Supplemental Tax Disclosure

The following supplements and updates the discussion under “—Material U.S. Federal Income Tax Consequences—Non-United States Holders” in the accompanying pricing supplement and is intended to be read in conjunction with the discussion therein.

Securities that are held by non-U.S. holders may be subject to withholding tax pursuant to regulations under Section 871(m) of the Code with respect to instruments that are issued (or deemed issued) on or after January 1, 2017. In general, these regulations impose a 30% withholding tax (subject to reduction under an applicable treaty) on deemed dividend amounts with respect to certain notes held by non-U.S. holders that reference U.S. equities or indices that include U.S. equities (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States). If applicable, the deemed dividend amount is generally equal to the dividends that are paid on the equities that are referenced by the note. The regulations only apply to a contract that is issued before January 1, 2019 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations). We believe and we intend to take the position that the Securities should be treated as delta-one contracts for this purpose.

The Section 871(m) regulations provide that instruments that reference a “qualified index” generally are not subject to withholding under Section 871(m). We believe that the Index is not a “qualified index” and that therefore the Securities will not be eligible for this exception. The Section 871(m) regulations provide that a contract that references an index that is not a qualified index will be treated for Section 871(m) purposes as referencing the components of the index. Accordingly, the Securities should be treated as referencing the components of the Index for Section 871(m) purposes, which primarily consists of U.S. entities that are classified as corporations for U.S. federal income tax purposes. Accordingly, Securities that are issued on or after January 1, 2017 and are held by non-U.S. holders will generally be subject to the Section 871(m) withholding tax.

The Index includes some entities that are MLPs that are classified as partnerships for U.S. federal income tax purposes. The portion of the Securities that relate to an MLP will not be subject to Section 871(m) tax unless the MLP holds “significant” investments U.S. stocks (as defined in the Section 871(m) regulations). If an MLP holds significant investments in U.S. stocks (such an MLP is referred to as a “Covered Partnership”), then the Securities will be treated for Section 871(m) purposes as referencing the U.S. stocks that are held by the Covered Partnership. There are significant uncertainties regarding the application of Section 871(m) to instruments that reference a Covered Partnership, including how a withholding agent and investor should determine whether a partnership is a Covered Partnership and the amount and timing of any dividends that are received by a Covered Partnership.

The Section 871(m) tax with respect to the Securities will be based on the dividends that are paid on or after January 1, 2017 during a non-U.S. holder’s holding period in the Securities with respect to the components of the Index (based on the notional amount of the Index – after taking into account the applicable leverage amount – that is referenced by the Securities). This amount will include dividends that are received by a Covered Partnership in the Index. However, the Section 871(m) withholding tax will only apply to dividends that would be subject to the general dividend withholding tax if they were directly received by the non-U.S. holder. The Index primarily consists of entities that are classified as “regulated investment companies” (“RICs”) and “real estate investment trusts” (“REITs”) for U.S. federal income tax purposes. Certain capital gain dividends that are paid by RICs and REITs to a non-U.S. holder, and certain “exempt interest” dividends that are paid by a RIC to a non-U.S. holder, are not subject to withholding tax, and therefore the Section 871(m) tax may not apply to the extent of such dividends. It is not entirely clear, however, how this rule applies in the case of a dividend that would only be exempt from tax if a non-U.S. holder satisfies certain certification requirements. It is therefore possible that a non-U.S. holder would have to comply with such certification requirements in order to claim an exemption from Section 871(m) in respect of such a dividend. Moreover, a withholding agent may not have the information necessary to determine whether a dividend would be exempt from tax if received directly when it is required to impose the Section 871(m) withholding amount, and it therefore may impose Section 871(m) withholding based on the assumption that the entire dividend would be subject to tax if received directly by a non-U.S. holder.

We have issued Securities for tax purposes after January 1, 2017, and we may do so in the future. Furthermore, it is possible that the Securities could be deemed to be reissued for tax purposes upon a rebalancing of the Index, in which case Securities that are issued before January 1, 2017 would be deemed to be newly issued upon a rebalancing of the Index after such date. Moreover, Securities that are issued (or deemed issued) on or after January 1, 2017 will have the same CUSIP and ISIN number as Securities that were issued before that date, and accordingly there is unlikely to be a practical way to distinguish among Securities that are subject to withholding under this regime and those that are not. Accordingly, non-U.S. holders of Securities should generally assume that withholding agents will treat them for Section 871(m) purposes as having acquired Securities that were issued on or after January 1, 2017.

As noted in the accompanying pricing supplement, we intend to treat Coupon Amounts that are paid to a non-U.S. holder as subject to a 30% withholding tax (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States). We believe that such withholding should generally satisfy most (and possibly all) of the 30% withholding tax on “dividend equivalent” payments that is required by Section 871(m). However, such withholding may not satisfy the applicable Section 871(m) tax liability if the Reference Distribution Amount for the applicable period consists entirely of amounts that are treated as dividends that would be subject to tax if received directly by a non-U.S. holder. In such a case, the Section 871(m) tax will be based on the Reference Distribution Amount, while the Coupon Amount will equal the Reference Distribution Amount less the Accrued Fees. A non-U.S. holder may accordingly then be subject to a residual Section 871(m) tax in respect of 30% of the excess of the Reference Distribution Amount over the Coupon Amount. In addition, a non-U.S. holder that sells Securities between Coupon Payment Dates could be subject to additional U.S. withholding tax under Section 871(m) in respect of any dividends that are distributed with respect to the components of the Index since the last Coupon Payment Date for the Securities. Furthermore, Section 871(m) may limit a non-U.S. holder’s ability to claim a refund in respect of any U.S. withholding tax that is imposed with respect to the Securities.

In addition, it is possible that a withholding agent will take the position that the Section 871(m) tax with respect to the Securities should be imposed in addition to the 30% withholding tax on the Coupon Amounts, in which case the application of Section 871(m) to the Securities could significantly increase a non-U.S. holder’s tax liability in respect of the Securities. This risk will be increased if a withholding agent elects to impose Section 871(m) withholding on the date that an underlying dividend is paid (or at the close of an applicable quarter), rather than imposing the tax on a payment date with respect to the Securities. In addition, if a withholding agent makes this election, it may collect the tax from other assets that the non-U.S. holder has in its custody. A non-U.S. holder should consult its tax advisor regarding this risk.

In addition, payments on the Securities that are subject to Section 871(m) will generally be subject to the “Foreign Account Tax Compliance Act” (“FATCA”) rules that impose a 30% withholding tax on certain payments to investors and intermediaries that fail to comply with certain certification and information reporting requirements.

The new regulations issued under 871(m) of the Code are complex, and aspects of their impact on the Securities are not entirely clear at this time. Non-U.S. holders of Securities are, therefore, urged to consult their tax advisors and their custodians regarding the application of Section 871(m) to the Securities.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original pricing supplement and product supplement and the new base prospectus, in connection with offers and sales of the Securities in market-making transactions. Please see “Supplemental Plan of Distribution” in the original pricing supplement and product supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank	UBS Financial Services Inc.
Prospectus Addendum dated December 27, 2017